

elocance + Vitalize Angels on WeFunder



Hi friends of elocance!

For anyone who is interested in participating in our pre-seed fundraise, there's finally an opportunity to do so as an **individual**!

Vitalize VC recently launched an angel network with 3 companies out of hundreds to share with their angels exclusively. elocance is one of them :) Friends of the founders can contribute without joining through this link: https://wefunder.com/elocance

We've raised $70K in the past few days and our goal with the angel network is $150K. The minimum ticket size is $1K and it's considered a pledge (no need to put your CC info) that gets activated when we close **at least half** of our overall pre-seed round (total $1.5m) by the end of November.

We'd love your support and please feel free to share with anyone that might be interested in investing in the future of work / audio space.

Thanks!
Sabina

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Sabina Khilnani
Co-founder @elocance









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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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